                            UNITED STATES OF AMERICA
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                        )
          The AES Corporation           )            File No. 70-9465
                                        )



            Certificate Pursuant to Rule 24 and Release No. 35-27063
              Under the Public Utility Holding Company Act of 1935


         On August 20, 1999, the Securities and Exchange Commission ("SEC") issued an order in this proceeding, Release No. 35-27063 in File No. 70-9465 ("Exemption Order"), granting an exemption under Section 3(a) of the Public Utility Holding Company Act of 1935, as amended, ("the Act") to The AES Corporation ("AES") in relation to its proposed acquisition of CILCORP Inc. ("CILCORP"), which has a public-utility subsidiary company, Central Illinois Light Company ("CILCO"). The Exemption Order required AES to file certain certificates (as described in the Exemption Order) under Rule 24 within 60 days of the close of each calendar quarter for a period of three years beginning September 30, 1999 and every six months thereafter. The requested certificate is set forth below (as an attachment) for the period ending December 31, 2000.

                                              Respectfully submitted,


                                              /s/ Earle H. O'Donnell
                                              ----------------------------------

                                              Earle H. O'Donnell
                                              Julia Dryden English
                                              Andrew B. Young
                                              Dewey Ballantine LLP
                                              1775 Pennsylvania Avenue, NW
                                              Washington, D.C.  20006

Dated:  March 1, 2001

                               THE AES CORPORATION
             SEC FILING PURSUANT TO SECTION 3(a)(5) EXEMPTION ORDER
                         QUARTER ENDED DECEMBER 31, 2000


ITEM (1) PER EXEMPTION ORDER (STATEMENTS ATTACHED):

1)  Statement of Income of The AES Corporation for the 12 months ended
    December 31, 2000:
    a)  12 months ended December 31, 2000 GAAP consolidated income statement
    b)  12 months ended December 31, 2000 pro rata consolidated income statement

2)  Balance Sheet of The AES Corporation at December 31, 2000
    a)  GAAP Basis Consolidated Balance Sheet
    b)  Pro Rata Consolidated Balance Sheet

3)  Statement of Income CILCORP Inc. for the 12 months ended December 31, 2000

4)  Statement of Income CILCO for the 12 months ended December 31, 2000

5)  Consolidated Balance Sheet of CILCORP Inc. at December 31, 2000

6)  Consolidated Balance Sheet of CILCO at December 31, 2000

THE AES CORPORATION

CONSOLIDATED STATEMENT OF OPERATIONS
FOR THE TWELVE MONTHS ENDED DECEMBER 31, 2000 - GAAP BASIS

-----------------------------------------------------------------------------------------------
                                                              TWELVE
                                                              MONTHS                %
                                                              ENDED                 OF
                                                            12/31/2000             SALES
-----------------------------------------------------------------------------------------------
($ in millions, except per share amounts)

REVENUES:
Sales and services                                            $6,691               100%

OPERATING COSTS AND EXPENSES:
Cost of sales and services                                     4,991                75%
Selling, general and administrative expenses                      85                 1%
                                                    -----------------

TOTAL OPERATING COSTS AND EXPENSES                             5,076                76%
                                                    -----------------

OPERATING INCOME                                               1,615                24%

OTHER INCOME AND (EXPENSE):
Interest expense                                              (1,299)              -19%
Interest and other income                                        245                 4%
Equity in earnings of affiliates (before income tax)             475                 7%
Environmental fine                                               (17)                0%

INCOME BEFORE INCOME TAXES AND MINORITY INTEREST               1,019                15%

Income tax provision                                             252                 4%
Minority interest                                                119                 2%
                                                    -----------------

INCOME BEFORE EXTRAORDINARY ITEM                                 648                10%

Extraordinary item, net of tax -
Early extinguishment of debt                                      (7)                0%
                                                    -----------------

NET INCOME                                                     $ 641                10%
                                                    =================

THE AES CORPORATION

CONSOLIDATED STATEMENT OF OPERATIONS
FOR THE TWELVE MONTHS ENDED DECEMBER 31, 2000 - PRO RATA BASIS

-----------------------------------------------------------------------------------------------------
                                                                    TWELVE
                                                                    MONTHS                %
                                                                     ENDED                OF
                                                                  12/31/2000            SALES
-----------------------------------------------------------------------------------------------------
($ in millions, except per share amounts)


REVENUES:
Sales and services                                                   $7,803               100%

OPERATING COSTS AND EXPENSES:
Cost of sales and services                                            5,759                74%
Selling, general and administrative expenses                             85                 1%
                                                              --------------

TOTAL OPERATING COSTS AND EXPENSES                                    5,844                75%
                                                              --------------

OPERATING INCOME                                                      1,959                25%

OTHER INCOME AND (EXPENSE):
Interest expense, net                                                (1,176)              -15%
                                                              --------------

INCOME BEFORE INCOME TAXES AND EXTRAORDINARY ITEM                       783                10%

Income tax provision                                                    135                 2%
                                                              --------------

INCOME BEFORE EXTRAORDINARY ITEM                                        648                 8%

Extraordinary item, net of tax -
Early extinguishment of debt                                             (7)                0%
                                                              --------------

                                  NET INCOME                          $ 641                 8%
                                                              ==============

THE AES CORPORATION
GAAP BASIS CONSOLIDATED BALANCE SHEET
DECEMBER 31, 2000
($ in millions)

ASSETS

CURRENT ASSETS
       Cash and cash equivalents                                 $ 881
       Short-term investments                                    1,297
       Accounts receivable, net                                  1,498
       Inventory                                                   499
       Receivable from affiliates                                   27
       Deferred income taxes                                       165
       Contract Receivable                                         576
       Prepaid expenses and other current assets                   630
                                                             ----------
       TOTAL CURRENT ASSETS                                      5,573

PROPERTY, PLANT AND EQUIPMENT
       Land                                                        617
       Electric generation and distribution assets              15,743
       Accumulated depreciation and amortization                (1,304)
       Construction in progress                                  2,790
                                                             ----------
       PROPERTY, PLANT AND EQUIPMENT, NET                       17,846

OTHER ASSETS
       Deferred financing costs, net                               375
       Project development costs                                   114
       Investments in and advances to affiliates                 3,122
       Debt service reserves and other deposits                    517
       Electricity sales concessions and contracts               1,039
       Goodwill                                                  1,268
       Other assets                                              1,179
                                                             ----------
       TOTAL OTHER ASSETS                                        7,614

       TOTAL                                                   $31,033
                                                             ==========

LIABILITIES & STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
       Accounts payable                                          $ 708
       Accrued interest                                            404
       Accrued and other liabilities                             1,305
       Other notes payable - current portion                         -
       Project financing debt - current portion                  2,465
                                                             ----------
       TOTAL CURRENT LIABILITIES                                 4,882

LONG-TERM LIABILITIES
       Project financing debt                                   12,241
       Other notes payable                                       3,458
       Deferred incomes taxes                                    1,632
       Other long-term liabilities                               1,399
                                                             ----------
       TOTAL LONG-TERM LIABILITIES                              18,730

       Minority interest                                         1,382

       TECONS                                                    1,228

       Preferred Stocks                                              -

STOCKHOLDERS' EQUITY
       Common Stock                                                  5
       Contributed capital / Additional paid in capital          4,721
       Retained earnings                                         1,762
       Accumulated other comprehensive loss                     (1,677)
                                                             ----------
       TOTAL STOCKHOLDERS' EQUITY                                4,811

       TOTAL                                                   $31,033
                                                             ==========


THE AES CORPORATION
PRO RATA CONSOLIDATED BALANCE SHEET
DECEMBER 31, 2000
($ in millions)


ASSETS

CURRENT ASSETS
       Cash and cash equivalents                              $   881
       Short-term investments                                   1,297
       Accounts receivable, net                                 1,498
       Inventory                                                  499
       Receivable from affiliates                                  27
       Deferred income taxes                                      165
       Contract Receivable                                        576
       Prepaid expenses and other current assets                  630
                                                           ----------
       TOTAL CURRENT ASSETS                                     5,573

PROPERTY, PLANT AND EQUIPMENT
       Land                                                       617
       Electric generation and distribution assets             15,743
       Accumulated depreciation and amortization               (1,304)
       Construction in progress                                 2,790
                                                           ----------
       PROPERTY, PLANT AND EQUIPMENT, NET                      17,846

OTHER ASSETS
       Deferred financing costs, net                              375
       Project development costs                                  114
       Investments in and advances to affiliates                5,663
       Debt service reserves and other deposits                   517
       Electricity sales concessions and contracts              1,039
       Goodwill                                                 1,268
       Other assets                                             1,179
                                                           ----------
       TOTAL OTHER ASSETS                                      10,155

       TOTAL                                                  $33,574
                                                           ==========


LIABILITIES & STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
       Accounts payable                                       $   874
       Accrued interest                                           701
       Accrued and other liabilities                            1,234
       Other notes payable - current portion                       26
       Project financing debt - current portion                 2,659
                                                           ----------
       TOTAL CURRENT LIABILITIES                                5,494

LONG-TERM LIABILITIES
       Project financing debt                                  13,003
       Other notes payable                                      3,458
       Deferred incomes taxes                                   2,094
       Other long-term liabilities                              3,486
                                                           ----------
       TOTAL LONG-TERM LIABILITIES                             22,041

       TECONS                                                   1,228

STOCKHOLDERS' EQUITY
       Common Stock                                                 5
       Contributed capital / Additional paid in capital         4,721
       Retained earnings                                        1,762
       Accumulated other comprehensive loss                    (1,677)
                                                           ----------
       TOTAL STOCKHOLDERS' EQUITY                               4,811

       TOTAL                                                  $33,574
                                                           ==========


                          CILCORP Inc. and Subsidiaries
                        Consolidated Statements of Income

                      For the Year Ended December 31, 2000
                                 (In thousands)


Revenue:
CILCO Electric                                          $398,836
CILCO Gas                                                237,654
CILCO Other                                               48,354
Other Businesses                                          38,670
                                                        --------
  Total                                                  723,514
                                                        --------
Operating Expenses:
Fuel for Generation and Purchased Power                  208,271
Gas Purchased for Resale                                 174,777
Other Operations and Maintenance                         117,028
Depreciation and Amortization                             86,810
State and Local Revenue Taxes                             27,589
Other Taxes                                               11,857
                                                        --------
  Total                                                  626,332
                                                        --------
Fixed Charges and Other:
Interest Expense                                          71,752
Preferred Stock Dividends of Subsidiary                    2,977
Allowance for Funds Used During Construction                (533)
Other                                                      1,221
                                                        --------
Total                                                     75,417
                                                        --------
Income from Continuing Operations
  Before Income Taxes                                     21,765
Income Taxes                                              10,380
                                                        --------

Net Income                                              $ 11,385

Other Comprehensive Income                                  (450)
                                                        --------
Comprehensive Income                                    $ 10,935
                                                        ========


                         Central Illinois Light Company
                        Consolidated Statements of Income

                      For the Year Ended December 31, 2000
                                 (In thousands)


Operating Revenues:
Electric                                                           $398,836
Gas                                                                 237,654
                                                                   --------
     Total Operating Revenues                                       636,490
                                                                   --------
Operating Expenses:
Cost of Fuel                                                        115,310
Cost of Gas                                                         152,906
Purchased Power                                                      47,388
Other Operations and Maintenance                                    109,574
Depreciation and Amortization                                        69,405
Income Taxes                                                         29,878
State and Local Taxes on Revenue                                     27,589
Other Taxes                                                          11,693
                                                                   --------
     Total Operating Expenses                                       563,743
                                                                   --------
Operating Income                                                     72,747
                                                                   --------
Other Income and Deductions:
Company-owned Life Insurance, Net                                    (1,221)
Other, Net                                                             (619)
                                                                   --------
     Total Other Income and (Deductions)                             (1,840)
                                                                   --------
Income Before Interest Expenses                                      70,907
                                                                   --------
Interest Expenses:
Interest on Long-term Debt                                           17,516
Cost of Borrowed Funds Capitalized                                     (533)
Other                                                                 6,147
                                                                   --------
     Total Interest Expenses                                         23,130
                                                                   --------
Net Income Before Preferred Dividends                                47,777

Dividends on Preferred Stock                                          2,977
                                                                   --------
Net Income Available for Common Stock                              $ 44,800
                                                                   --------
Other Comprehensive Income                                             (915)
Comprehensive Income                                               $ 43,885
                                                                   ========


                          CILCORP Inc. and Subsidiaries
                           Consolidated Balance Sheets

Assets (As of December 31)                                                       2000
                                                                            (In thousands)
 Current Assets:
 Cash and Temporary Cash Investments                                          $   11,743
 Receivables, Less Reserves of $1,343                                             91,050
 Accrued Unbilled Revenue                                                         70,444
 Fuel, at Average Cost                                                            13,995
 Materials and Supplies, at Average Cost                                          16,295
 Gas in Underground Storage, at Average Cost                                      28,413
 FAC Underrecoveries                                                               1,153
 PGA Underrecoveries                                                              19,685
 Prepayments and Other                                                             5,563
                                                                              ----------
   Total Current Assets                                                          258,341
                                                                              ----------
 Investments and Other Property:
 Investment in Leveraged Leases                                                  140,936
 Other Investments                                                                21,056
                                                                              ----------
   Total Investments and Other Property                                          161,992
                                                                              ----------
 Property, Plant and Equipment:
 Utility Plant, at Original Cost
   Electric                                                                      695,220
   Gas                                                                           218,710
                                                                              ----------
                                                                                 913,930
 Less-Accumulated Provision for Depreciation                                      66,128
                                                                              ----------
                                                                                 847,802
 Construction Work in Progress                                                    29,213
 Other, Net of Depreciation                                                          144
                                                                              ----------
   Total Property, Plant and Equipment                                           877,159
                                                                              ----------
 Other Assets:
 Goodwill, Net of Accumulated Amortization of $18,422                            594,544
 Other                                                                            56,240
                                                                              ----------
   Total Other Assets                                                            650,784
                                                                              ----------

   Total Assets                                                               $1,948,276
                                                                              ==========


                          CILCORP Inc. and Subsidiaries
                           Consolidated Balance Sheets

Liabilities and Stockholders' Equity (As of December 31)
                                                                                 2000
                                                                            (In thousands)
Current Liabilities:
Current Portion of Long-Term Debt                                             $   17,500
Notes Payable                                                                    115,300
Accounts Payable                                                                 113,571
Accrued Taxes                                                                     20,170
Accrued Interest                                                                  18,496
Overrecoveries                                                                         8
Other                                                                              6,286
                                                                              ----------
  Total Current Liabilities                                                      291,331
                                                                              ----------
Long-Term Debt                                                                   720,481
                                                                              ----------
Deferred Credits and Other Liabilities:
Deferred Income Taxes                                                            198,577
Regulatory Liability of Regulated Subsidiary                                      42,752
Deferred Investment Tax Credit                                                    16,159
Freeman Contract Liability                                                        90,574
Other                                                                             77,559
                                                                              ----------
  Total Deferred Credits                                                         425,621
                                                                              ----------
Preferred Stock of Subsidiary                                                     41,120
                                                                              ----------
Stockholders' Equity:
Common Stock, no par value; Authorized 10,000
 shares - Outstanding 1,000 shares                                                    --
Additional Paid-in Capital                                                       468,833
Retained Earnings                                                                  1,340
Accumulated Other Comprehensive Income                                              (450)
                                                                              ----------
  Total Stockholders' Equity                                                     469,723
                                                                              ----------
  Total Liabilities and Stockholders' Equity                                  $1,948,276
                                                                              ==========


                         Central Illinois Light Company
                           Consolidated Balance Sheets
                                     Assets

As of December 31                                            2000
                                                       (In thousands)
Utility Plant, At Original Cost:
  Electric                                               $1,305,115
  Gas                                                       442,076
                                                         ----------
                                                          1,747,191
  Less-Accumulated Provision for Depreciation               926,091
                                                         ----------
                                                            821,100
Construction Work in Progress                                29,213
                                                         ----------
    Total Utility Plant                                     850,313
                                                         ----------
Other Property and Investments:
Cash Surrender Value of Company-owned Life
  Insurance (Net of Related Policy Loans of
  $59,292 in 2000)                                            3,497
Other                                                         1,161
                                                         ----------
    Total Other Property and Investments                      4,658
                                                         ----------
Current Assets:
Cash and Temporary Cash Investments                           8,777
Receivables, Less Reserves of $1,343                         60,148
Accrued Unbilled Revenue                                     64,339
Fuel, at Average Cost                                        13,995
Materials and Supplies, at Average Cost                      15,807
Gas in Underground Storage, at Average Cost                  28,413
Prepaid Taxes                                                 5,588
FAC Underrecoveries                                           1,153
PGA Underrecoveries                                          19,685
Other                                                         5,556
                                                         ----------
    Total Current Assets                                    223,461
                                                         ----------
Deferred Debits:
Unamortized Loss on Reacquired Debt                           2,691
Unamortized Debt Expense                                      1,427
Prepaid Pension Cost                                            229
Other                                                        24,661
                                                         ----------
    Total Deferred Debits                                    29,008
                                                         ----------
Total Assets                                             $1,107,440
                                                         ==========

                         Central Illinois Light Company
                           Consolidated Balance Sheets
                         Capitalization and Liabilities

As of December 31                                               2000
                                                           (In thousands)
Capitalization:
Common Shareholder's Equity:
  Common Stock, No Par Value; Authorized
    20,000,000 Shares; Outstanding
    13,563,871 Shares                                         $ 185,661
  Additional Paid in Capital                                     27,000
  Retained Earnings                                             140,364
  Accumulated Other Comprehensive Income                           (975)
                                                             ----------
    Total Common Shareholder's Equity                           352,050

Preferred Stock Without Mandatory Redemption                     19,120
Preferred Stock With Mandatory Redemption                        22,000
Long-term Debt                                                  245,482
                                                             ----------
    Total Capitalization                                        638,652
                                                             ----------
Current Liabilities:
Current Maturities of Long-Term Debt                                 --
Notes Payable                                                    67,300
Accounts Payable                                                 96,315
Accrued Taxes                                                    25,512
Accrued Interest                                                  8,889
PGA Overrecoveries                                                    8
Level Payment Plan                                                   --
Other                                                             6,213
                                                             ----------
    Total Current Liabilities                                   204,237
                                                             ----------
Deferred Liabilities and Credits:
Accumulated Deferred Income Taxes                               123,611
Regulatory Liability                                             42,752
Investment Tax Credits                                           16,159
Capital Lease Obligation                                            616
Other                                                            81,413
                                                             ----------
    Total Deferred Liabilities and Credits                      264,551
                                                             ----------
Total Capitalization and Liabilities                         $1,107,440
                                                             ==========


ITEM (2) PER EXEMPTION ORDER (INCOME STATEMENT AMOUNTS ARE 12 MONTHS ENDED):

                         CILCO/CILCORP CONTRIBUTIONS TO
                    AES/CILCORP CONSOLIDATED HOLDING COMPANY
                                  (GAAP BASIS)
                                      ($MM)

----------------------------------------------------------------------------------------
                                                 12 MOS. 12/31/00       12 MOS. 12/31/99
----------------------------------------------------------------------------------------
GROSS REVENUES %-CILCO                                      9.51%                 15.14%
CILCO                                                        636                    562
AES                                                        6,691                  3,253
AES/CILCORP                                                6,691                  3,713
----------------------------------------------------------------------------------------
GROSS REVENUES %-CILCORP                                   10.82%                 15.65%
CILCORP (Including CILCO)                                    724                    581
AES                                                        6,691                  3,253
AES/CILCORP                                                6,691                  3,713
----------------------------------------------------------------------------------------
NET OPERATING REVENUES %-CILCO                              8.42%                 12.69%
CILCO                                                        414                    376
AES                                                        4,917                  2,655
AES/CILCORP                                                4,917                  2,962
----------------------------------------------------------------------------------------
NET OPERATING REVENUES %-CILCORP                            8.78%                 13.64%
CILCORP (Including CILCO)                                    432                    404
AES                                                        4,917                  2,655
AES/CILCORP                                                4,917                  2,962
----------------------------------------------------------------------------------------
OPERATING INCOME %-CILCO                                    6.38%                  5.78%
CILCO                                                        103                     55
AES                                                        1,615                    925
AES/CILCORP                                                1,615                    952
----------------------------------------------------------------------------------------
OPERATING INCOME %-CILCORP                                  6.01%                  4.30%
CILCORP (Including CILCO)                                     97                     41
AES                                                        1,615                    925
AES/CILCORP                                                1,615                    952
----------------------------------------------------------------------------------------
NET INCOME %-CILCO                                          6.86%                  6.99%
CILCO                                                         44                     16
AES                                                          641                    228
AES/CILCORP                                                  641                    229
----------------------------------------------------------------------------------------
NET INCOME %-CILCORP                                        1.72%                 -0.44%
CILCORP (Including CILCO)                                     11                    (1)
AES                                                          641                    228
AES/CILCORP                                                  641                    229
----------------------------------------------------------------------------------------
NET ASSETS %-CILCO                                          3.57%                  4.86%
CILCO                                                      1,107                  1,056
AES                                                       31,033                 21,744
AES/CILCORP                                               31,033                 21,744
----------------------------------------------------------------------------------------
NET ASSETS %-CILCORP                                        6.28%                  8.42%
CILCORP (Including CILCO)                                  1,948                  1,831
AES                                                       31,033                 21,744
AES/CILCORP                                               31,033                 21,744
----------------------------------------------------------------------------------------

                         CILCO/CILCORP CONTRIBUTIONS TO
                    AES/CILCORP CONSOLIDATED HOLDING COMPANY
                         (PRO RATA CONSOLIDATION BASIS)
                                      ($MM)

---------------------------------------------------------------------------------------
                                                 12 MOS. 12/31/00      12 MOS. 12/31/99
---------------------------------------------------------------------------------------
GROSS REVENUES %-CILCO                                      8.15%                11.78%
CILCO                                                        636                   562
AES                                                        7,803                 4,309
AES/CILCORP                                                7,803                 4,769
---------------------------------------------------------------------------------------
GROSS REVENUES %-CILCORP                                    9.28%                12.18%
CILCORP (Including CILCO)                                    724                   581
AES                                                        7,803                 4,309
AES/CILCORP                                                7,803                 4,769
---------------------------------------------------------------------------------------
NET OPERATING REVENUES %-CILCO                              7.47%                 9.49%
CILCO                                                        414                   376
AES                                                        5,544                 3,656
AES/CILCORP                                                5,544                 3,963
---------------------------------------------------------------------------------------
NET OPERATING REVENUES %-CILCORP                            7.79%                10.19%
CILCORP (Including CILCO)                                    432                   404
AES                                                        5,544                 3,656
AES/CILCORP                                                5,544                 3,963
---------------------------------------------------------------------------------------
OPERATING INCOME %-CILCO                                    5.26%                 4.29%
CILCO                                                        103                    55
AES                                                        1,959                 1,256
AES/CILCORP                                                1,959                 1,283
---------------------------------------------------------------------------------------
OPERATING INCOME %-CILCORP                                  4.95%                 3.20%
CILCORP (Including CILCO)                                     97                    41
AES                                                        1,959                 1,256
AES/CILCORP                                                1,959                 1,283
---------------------------------------------------------------------------------------
NET INCOME %-CILCO                                          6.86%                 6.99%
CILCO                                                         44                    16
AES                                                          641                   228
AES/CILCORP                                                  641                   229
---------------------------------------------------------------------------------------
NET INCOME %-CILCORP                                        1.72%                -0.44%
CILCORP (Including CILCO)                                     11                   (1)
AES                                                          641                   228
AES/CILCORP                                                  641                   229
---------------------------------------------------------------------------------------
NET ASSETS %-CILCO                                          3.30%                 4.64%
CILCO                                                      1,107                 1,056
AES                                                       33,574                22,759
AES/CILCORP                                               33,574                22,759
---------------------------------------------------------------------------------------
NET ASSETS %-CILCORP                                        5.80%                 8.05%
CILCORP (Including CILCO)                                  1,948                 1,831
AES                                                       33,574                22,759
AES/CILCORP                                               33,574                22,759
---------------------------------------------------------------------------------------

ITEM (3) PER EXEMPTION ORDER - GENERATION INFORMATION:

AES Generating Plants in Operation at December 31, 2000 (excluding CILCO):

                                                                   AES          AES
                                                   Capacity      Interest      Equity      Regulatory
Unit                                  Country        (MW)          (%)          (MW)         Status
                                      -------        ----          ---          ----         ------
AES Deepwater                           USA           143         100.00       143.00          QF
AES Beaver Valley                       USA           125         100.00       125.00          QF
AES Placerita                           USA           120         100.00       120.00          QF
AES Thames                              USA           181         100.00       181.00          QF
AES Shady Point                         USA           320         100.00       320.00          QF
AES Hawaii                              USA           180         100.00       180.00          QF
AES Warrior Run                         USA           180         100.00       180.00          QF
AES Eastern Energy (4 plants)           USA         1,268         100.00     1,268.00          EWG
AES Alamitos                            USA         2,083         100.00     2,083.00          EWG
AES Redondo Beach                       USA         1,310         100.00     1,310.00          EWG
AES Huntington Beach                    USA           563         100.00       563.00          EWG
AES Kingston                          Canada          110          50.00        55.00          EWG
AES San Nicholas                     Argentina        650          69.00       448.50          EWG
AES Cabra Corral                     Argentina        102          98.00        99.96          FUCO
AES El Tunal                         Argentina         10          98.00         9.80          FUCO
AES Sarmiento                        Argentina         33          98.00        32.34          FUCO
AES Ullum                            Argentina         45          98.00        44.10          FUCO
AES Quebrada                         Argentina         45         100.00        45.00          FUCO
AES Alicura                          Argentina      1,000          98.00       980.00          FUCO
Fontes Nova-Light                     Brazil          144          21.00        30.24          FUCO
Ilha dos Pombos - Light               Brazil          164          21.00        34.44          FUCO
Nilo Pecanha - Light                  Brazil          380          21.00        79.80          FUCO
Pereira Passos - Light                Brazil          100          21.00        21.00          FUCO
CEMIG (37 plants)                     Brazil        5,668          8.70*       493.12          FUCO
EGE Bayano (2 plants)                 Panama          187          49.00        91.63          FUCO
EGE Chiriqui (2 plants)               Panama           90          49.00        44.10          FUCO
AES Los Mina                         Dom. Rep.        210         100.00       210.00          EWG
ECOGEN (2 plants)                    Australia        959         100.00       959.00          FUCO
AES Mt. Stuart                       Australia        288         100.00       288.00          FUCO
AES Xiangci - Cili                     China           26          51.00        13.26          FUCO
Wuhu                                   China          250          25.00        62.50          FUCO
Yangchun                               China           15          25.00         3.75          FUCO
Chengdu Lotus City                     China           48          35.00        16.80          FUCO
AES Jiaozou                            China          250          70.00       175.00          FUCO
AES Hefei (2 plants)                   China          115          70.00        80.50          FUCO
AES Chongqing Nanchuan                 China           50          70.00        35.00          FUCO
AES Ekibastuz                       Kazakhstan      4,000         100.00     4,000.00          FUCO
AES Ust-Kamenogorsk GES             Kazakhstan        331         100.00       331.00          FUCO
AES Shulbinsk GES                   Kazakhstan        702         100.00       702.00          FUCO
AES Ust-Kamenogorsk TETS            Kazakhstan      1,464         100.00     1,464.00          FUCO
AES Leninogorsk TETS                Kazakhstan        418         100.00       418.00          FUCO
AES Sogrinsk TETS                   Kazakhstan        349         100.00       349.00          FUCO
AES Semiplatinsk TETS               Kazakhstan        510         100.00       510.00          FUCO
OPGC                                   India          420          49.00       205.80          FUCO
AES Lal Pir                          Pakistan         351          90.00       315.90          FUCO
AES Pak Gen                          Pakistan         344          90.00       309.60          FUCO
AES Borsod                            Hungary         171         100.00       171.00          FUCO

AES Tisza II                          Hungary         860        100.00       860.00          FUCO
AES Tiszapalkonya                     Hungary         250        100.00       250.00          FUCO
AES Elsta                           Netherlands       405         50.00       202.50          FUCO
Medway                                 U.K.           688         25.00       172.00          FUCO
AES Indian Queens                      U.K.           140        100.00       140.00          EWG
Kilroot                                U.K.           520         97.00       504.40          FUCO
Belfast West                           U.K.           120         97.00       116.40          FUCO
AES Barry                              U.K.           230        100.00       230.00          FUCO
AES Drax Power Ltd.                    U.K.         4,065        100.00     4,065.00          FUCO
AES Tiete (10 plants)                 Brazil        2,650         44.00     1,166.00          FUCO
AES Uruguaiana                        Brazil          600        100.00       600.00          FUCO
AES Gardabani                         Georgia         600        100.00       600.00          FUCO
AES Khrami I                          Georgia         113        100.00       113.00          FUCO
AES Khrami II                         Georgia         110        100.00       110.00          FUCO
EDC (7 plants)                       Venezuela      2,265         87.00     1,970.55          FUCO
AES Merida III                        Mexico          484         55.00       266.20          FUCO
AES Fifoots Points                     U.K.           360        100.00       360.00          FUCO
AES Mamonal                          Colombia          90         62.00        55.80          FUCO
AES Termo Candelaria                 Colombia         314        100.00       314.00          FUCO
AES Centrogener (8 plants)             Chile          756         96.00       725.76          FUCO
AES Chivor                           Colombia       1,000         96.00       960.00          FUCO
AES Electrica de Santiago              Chile          379         72.00       272.88          FUCO
AES Energia Verde                      Chile           17         96.00        16.32          FUCO
Guacolda                               Chile          304         48.00       145.92          FUCO
AES Norgener                           Chile          277         96.00       265.92          FUCO
Itabo                                Dom. Rep.        587         24.00       140.88          FUCO
TOTAL - September 30, 2000                         44,656                  34,225.67
Pct. Of Foreign Generation                         85.50%                     81.09%


     * CEMIG owns 9% of 36 plants accounting for 5,458 MW and 1% of 1 plant accounting for 210 MW.


CILCO Generating Plants at December 31, 2000:

                                                                  AES          AES
                                                   Capacity     Interest      Equity       Regulatory
Unit                                   Country       (MW)         (%)          (MW)          Status
                                       -------       ----         ---          ----          ------
Edwards (3 units)                        USA          740        100.00        740           IL PUC
Duck Creek                               USA          366        100.00        366           IL PUC
Indian Trails                            USA           10        100.00         10           IL PUC
Sterling Avenue                          USA           30        100.00         30           IL PUC
Hallock Power Modules                    USA           13        100.00         13           IL PUC
Kickapoo Power Modules                   USA           13        100.00         13           IL PUC
                                                   -------                  -------
TOTAL - September 30, 2000                          1,172                    1,172


Revenues from generation capacity - 12 months ended December 31, 2000:

    CILCO                                                  160        3%
    AES (excluding CILCO)                                4,655       97%
                                                         -----      ---
             Total                                       4,815      100%

CILCO's electric revenues are allocated between electric generation and electric distribution activities according to utility rate base. AES generation revenues are derived from the total generation revenues earned by AES subsidiaries times the percentage ownership interest of AES in those subsidiaries.

There has been no change in the amount of capacity owned by CILCO and a 4,171 MW increase in the amount of capacity owned by AES from 30,054.67 to 34,225.67 MW since September 30, 2000. There has also been a 9.4% increase in the total revenues earned from the capacity owned by AES and CILCO since September 30, 2000. The percentage of total revenues derived from the capacity owned by CILCO has decreased from 4% to 3%.

The physical location of the MW capacity added by AES since September 30, 2000 is in the United Kingdom, Chile, Colombia and the Dominican Republic.

          ITEM (4) PER EXEMPTION ORDER - ELECTRIC AND GAS DISTRIBUTION:

CILCO elec/gas transmission/distribution assets at December 31, 2000        793
Total AES (excl CILCO) electric distr. assets at December 31, 2000       15,159
                                                                         ------
         Total transmission and distribution assets                      15,952

CILCO elec/gas transm/distr revenues - 12 mos. December 31, 2000            477
AES (excl CILCO) electric distr. revenues - 12 mos. December 31, 2000     3,148
                                                                          -----
         Total electric/gas transm/distr. revenues                        3,625


CILCO's electric revenues are allocated between electric generation and electric distribution activities according to utility rate base. AES distribution revenues are derived from the total distribution revenues earned by AES subsidiaries times the percentage ownership interest of AES in those subsidiaries.

The total transmission and distribution assets owned by AES and CILCO has decreased by 3.1% since September 30, 2000 and the total revenues derived from such assets has decreased by 15.1% since September 30, 2000. CILCO's transmission and distribution assets and the revenues derived from such assets have increased somewhat since September 30, 2000 while AES' transmission and distribution assets and the revenues derived from such assets have decreased since September 30, 2000. Accordingly, CILCO's percentage of the total transmission and distribution assets has increased slightly from 4.6% to 5.0% and CILCO's percentage of the total revenues from such assets has also increased from 9.7% to 13.2% since September 30, 2000.

ITEM (5) PER EXEMPTION ORDER:

CILCO has not sold or transferred any electric and/or gas utility assets to any affiliate company of the AES consolidated holding company system.

ITEM (6) PER EXEMPTION ORDER:

No application has been made to nor has any order been received from the Illinois Commerce Commission that involves AES' ownership position or AES' oversight over the operations of CILCO or CILCORP.


                                    SIGNATURE

         Pursuant to the requirements of the Public Utility Holding Company Act of 1935, as amended, AES has duly caused this certificate to be signed on its behalf on this 1st day of March, 2001 by the undersigned thereunto duly authorized.

                                                  The AES Corporation


                                            By:   /s/ WILLIAM R. LURASCHI
                                                  -----------------------
                                                  William R. Luraschi
                                                  General Counsel and Secretary